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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

THOMSON REUTERS CORPORATION
THOMSON REUTERS PLC
(Name of Issuer)
COMMON SHARES OF THOMSON REUTERS CORPORATION
ORDINARY SHARES OF THOMSON REUTERS PLC
AMERICAN DEPOSITARY SHARES OF THOMSON REUTERS PLC
(Title of Class of Securities)
884903 10 5
G8847Z 105
885141 101
(CUSIP Number)
Deborah Alexander, Esq.
Executive Vice President
General Counsel and Secretary
The Bank of Nova Scotia
Scotia Plaza
44 King Street West
Toronto, ON M5H 1H1
+1 416 866 6967
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	884903 10 5 G8847Z 105 885141 101

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NOVA SCOTIA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐ – Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS* NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF		405,412 common shares of Thomson Reuters Corporation 50,000 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		405,412 common shares of Thomson Reuters Corporation 50,000 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

405,412 common shares of Thomson Reuters Corporation 50,000 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

The number of shares in row (11) excludes the 444,390,676 common shares of Thomson Reuters Corporation and 8,822,812 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares) owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect to which the Bank is disclaiming beneficial ownership as well as additional common shares of Thomson Reuters Corporation and ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares) held by the Trust Company.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.063% common shares of Thomson Reuters Corporation 0.03% ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

14	TYPE OF REPORTING PERSON*

BK

2

CUSIP No.	884903 10 5 G8847Z 105 885141 101

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NOVA SCOTIA TRUST COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐ – Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS* NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF		398,538 common shares of Thomson Reuters Corporation 525 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		398,538 common shares of Thomson Reuters Corporation 525 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,538 common shares of Thomson Reuters Corporation 525 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

The number of shares in row (11) excludes the 444,390,676 common shares of Thomson Reuters Corporation and 8,822,812 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares) owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect to which the Trust Company is disclaiming beneficial ownership as well as additional common shares of Thomson Reuters Corporation and ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares) held by the Bank.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06% common shares of Thomson Reuters Corporation 0.0003% ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

14	TYPE OF REPORTING PERSON*

OO

3

Explanatory Note
The common shares (the “Common Shares”) of Thomson Reuters Corporation and the ordinary shares (the “Ordinary Shares”) of Thomson Reuters PLC (including Ordinary Shares underlying American Depositary Shares) that are the subject matter of this Schedule 13D include the 444,390,676 Common Shares and 8,822,812 Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) that are the subject matter of a Schedule 13D filed on October 1, 2008 by The Woodbridge Company Limited (“Woodbridge”), which beneficially owns those 444,390,676 Common Shares and 8,822,812 Ordinary Shares (including Ordinary Shares underlying American Depositary Shares).
Thomson Reuters, a unified group operating under a dual listed company (“DLC”) structure, has two parent companies, both of which are publicly listed — Thomson Reuters Corporation, an Ontario corporation, and Thomson Reuters PLC, an English company. Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements and provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.
Under the DLC structure, holders of Common Shares and Ordinary Shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as of August 11, 2008, Woodbridge has a voting interest in Thomson Reuters of approximately 55% and thus is the principal and controlling shareholder of Thomson Reuters.
Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters Corporation (then known as The Thomson Corporation)

through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the “Trust Company”) is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained. This Schedule 13D amends and restates the Schedule 13D filed by the Trust Company and The Bank of Nova Scotia (the “Bank”) on July 15, 2008 relating to Thomson Reuters Corporation and is a new Schedule 13D in respect of Thomson Reuters PLC.
The filing of this Schedule 13D by the Trust Company and the Bank should not be construed as an admission that either the Trust Company or the Bank is, for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of the 444,390,676 Common Shares and 8,822,812 Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) included in this Schedule 13D.
The Trust Company became Trustee in the ordinary course of its corporate trust business and not with any purpose or effect of changing control of Thomson Reuters. As non-U.S. financial institutions, however, the Bank and the Trust Company do not qualify under the SEC’s rules to make this filing on the short-form Schedule 13G, as a similarly situated U.S. institution would have done, and so the filing is being made on Schedule 13D.
ITEM 1.     SECURITY AND ISSUER.
This Schedule 13D relates to the Common Shares and Ordinary Shares (including Ordinary Shares underlying American Depositary Shares). The principal executive office of Thomson Reuters is located at 3 Times Square in New York, New York.
ITEM 2.     IDENTITY AND BACKGROUND
This Schedule 13D is being filed by the Bank and the Bank’s subsidiary, the Trust Company, 44 King Street West Toronto, ON M5H 1H1. The Bank and the Trust Company are filing this Schedule 13D because the Trust Company is trustee of a trust which forms part of the estate arrangements of Kenneth R. Thomson.
For further explanation of the background of the arrangements relating to Woodbridge’s ownership of the Common Shares and Ordinary Shares (including Ordinary Shares underlying American Depositary Shares), see the “Explanatory Note” above.

The following table sets forth certain information as to the executive officers and directors of the Bank and the Trust Company.

Present Position with the Bank
Name	or the Trust Company	Citizenship

Bank Directors

Ronald A. Brenneman	Director	Canada

C.J. Chen	Director	Singapore

N. Ashleigh Everett	Director	Canada

John C. Kerr	Director	Canada

Michael J.L. Kirby	Director	Canada

Laurent Lemaire	Director	Canada

John T. Mayberry	Director	Canada

Thomas C. O’Neill	Director	Canada

Elizabeth Parr-Johnston	Director	Canada

Alexis E. Rovzar de la Torre	Director	Mexico

Indira V. Samarasekera	Director	Canada

Arthur R.A. Scace	Chairman, Director	Canada

Allan C. Shaw	Director	Canada

Paul D. Sobey	Director	Canada

Barbara S. Thomas	Director	United States

Bank Officers

Richard E. Waugh	President, CEO, Director	Canada

Sarabjit S. Marwah	Vice-Chair, CAO	Canada

Robert L. Brooks	Vice-Chair	Canada, Ireland

Deborah M. Alexander	EVP, General Counsel & Secretary	Canada

Alberta G. Cefis	EVP & Group Head, Global Transaction Banking	Canada

Present Position with the Bank
Name	or the Trust Company	Citizenship

Robert H. Pitfield	EVP, International Banking	Canada

Sylvia D. Chrominska	EVP, HR & Public, Corporate & Government Affairs	Canada

Brian J. Porter	EVP & Chief Risk Officer	Canada

Kimberlee B. McKenzie	EVP, Information Technology & Solutions	Canada

Dieter W. Jentsch	EVP, Domestic Commercial Banking	Canada

Anatol von Hahn	EVP, Latin America	Canada,Chile

Wendy G. Hannam	EVP, Domestic Personal Banking & Distribution	Canada

Timothy P. Hayward	EVP & CAO, International Banking	Canada

Robin S. Hibberd	EVP, Domestic Personal Lending & Insurance	Canada

Barbara F. Mason	EVP, Wealth Management	Canada

Christopher J. Hodgson	EVP, Head of Domestic Personal Banking	Canada

Luc A. Vanneste	EVP & CFO	Canada

Jeffrey C. Heath	EVP, Group Treasurer	Canada

TRUST COMPANY

John Douglas Thompson	Director	Canada

Pierre Jean Jeannoit	Director	Canada

J. Guy Bisaillon	Director	Canada

James I. McPhedran	Director, President & CEO	Canada

Robert Leslie Brooks	Director, Chairman	Canada, Ireland

Stephen M. Morson	Director	Canada

Maria Theofilaktidis	Director	Canada

Anne Marie O’Donovan	Chief Internal Auditor	Canada

Present Position with the Bank
Name	or the Trust Company	Citizenship

M. Anthony Lalonde	Chief Compliance Officer	Canada

Norman Kenneth John Graham	SVP, Securities Operations	Canada

John Pick	Treasurer & CFO	Canada

Ronald King	Chief Anti-Money Laundering Officer	Canada

Steven Hawkins	Business Continuity/Disaster Recovery Coordinator	Canada

Julie Walsh	Secretary	Canada

Natalie P. Arruda	Assistant Secretary	Canada
The business address for the Executive Officers of the Bank and the Trust Company is:

44 King St. West, Toronto, Ontario, Canada M5H 1H1.

To the knowledge of the Bank and the Trust Company, neither the Bank nor the Trust Company, nor any executive officer or director of the Bank or the Trust Company, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the knowledge of the Bank and the Trust Company, neither the Bank nor the Trust Company, nor any executive officer or director of the Bank or the Trust Company, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.
ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
See Item 2 and the “Explanatory Note” above.
ITEM 4.     PURPOSE OF TRANSACTION.
See Item 2 and the “Explanatory Note” above.

Neither the Bank nor the Trust Company has any current plans or proposals that relate to or would result in:
(a)	the acquisition by any person of additional securities of Thomson Reuters Corporation or Thomson Reuters PLC, or the disposition of securities of either company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Thomson Reuters;

(c)	a sale or transfer of a material amount of assets of Thomson Reuters;

(d)	any change in the present board of directors or management of Thomson Reuters, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Thomson Reuters;

(f)	any other material change in Thomson Reuters’ business or corporate structure;

(g)	changes in the charter, bylaws or instruments corresponding thereto of Thomson Reuters Corporation or Thomson Reuters PLC or other actions which may impede the acquisition of control of Thomson Reuters by any person;

(h)	causing a class of securities of Thomson Reuters Corporation or Thomson Reuters PLC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Thomson Reuters Corporation or Thomson Reuters PLC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.
ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
(a)-(b)	The ownership percentages set forth herein are based on the 642,591,896 Common Shares and 180,093,188 Ordinary Shares outstanding as of August 11, 2008, as indicated in Thomson Reuters Corporation’s management’s discussion and analysis for the three-month and six-month periods ended June 30, 2008 filed by Thomson Reuters Corporation on Form 6‑K on August 13, 2008. As described in the “Explanatory Note” above, the Bank and the Trust Company disclaim beneficial ownership of the 444,390,676 Common Shares and 8,822,812 Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) beneficially owned by Woodbridge, which represent a voting interest in Thomson Reuters of approximately 55% based on the 642,591,896 Common Shares and 180,093,188 Ordinary Shares outstanding as of August 11, 2008. However, as described under Item 2 and in the “Explanatory Note” above, the Trust Company is the trustee of a trust that forms part of the estate arrangements of Kenneth R. Thomson and on that basis the Bank and the Trust Company may be said to have shared voting and dispositive power with Woodbridge with respect to such Common Shares and Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) for purposes of Section 13(d) of the Exchange Act and this Schedule 13D.

In addition, the Trust Company, in its capacity as trustee or fiduciary account manager, may from time to time exercise voting power or investment power with respect to 398,538 Common Shares (0.062%) and 525 Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) (0.0003%) held for unrelated persons. The Bank and the Trust Company also disclaim beneficial ownership with respect to such Common Shares and Ordinary Shares.

In addition, the Bank holds 150,000 Common Shares (0.023%) and 50,000 Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) (0.028%) which were acquired on a proprietary basis in the ordinary course of the Bank’s activities.

In addition, the Bank holds 17,312 Common Shares (0.003%) and no Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) (0%) as a hedge for total return swaps, entered into in the ordinary course of its Global Capital Markets activities.

In addition, the Bank’s indirect, wholly-owned subsidiary Scotia Capital Inc., a Canadian registered broker/dealer, also holds 75,000 Common Shares (0.012%) and no Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) (0%) which were purchased on a proprietary basis in the ordinary course of Scotia Capital Inc.’s trading activities.

In addition, the Bank is the beneficial owner of 163,100 Common Shares (0.025%) and no Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) (0%) in managed accounts that had been invested on behalf of the Bank by its portfolio management subsidiary, Scotia Cassels Investment Counsel Limited.

(c)	Neither the Bank, the Trust Company nor Scotia Capital Inc. have effected any transactions in the Common Shares or Ordinary Shares during the past 60 days except for the transactions set forth (i) in the case of the Common Shares in the attached Exhibit 2, and (ii) in the case of the Ordinary Shares in the attached Exhibit 3. All of such transactions were effected by Scotia Capital Inc. in the normal course of its trading business or by the Trust Company in the normal course of adjusting estate and trust portfolios or by the Bank’s Global Capital Markets business unit to hedge total return swaps, entered into in the ordinary course of its activities, or by the Bank in the ordinary course of its activities, on the Toronto Stock Exchange, New York Stock Exchange, NASDAQ National Market or The London Stock Exchange.

None of the directors and executive officers of the Bank or the Trust Company has directed any transactions in Common Shares or Ordinary Shares in the past 60 days.

(d)	Except as indicated in Item 2, no person is known to the Bank or the Trust Company to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares or Ordinary Shares.

(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Scotia Capital Inc. also has a short-position of 202,566 Common Shares and no Ordinary Shares which were sold on a proprietary basis in the ordinary course of Scotia Capital Inc.’s trading activities.
ITEM 7.     EXHIBITS
(1)	Joint filing agreement between the Bank and the Trust Company.

(2)	Trading of Common Shares by the Bank and the Trust Company in the last 60 days.

(3)	Trading of Ordinary Shares by the Bank and the Trust Company in the last 60 days.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated:  September _____, 2008

THE BANK OF NOVA SCOTIA
By:	/s/ Deborah Alexander
	Name:	Deborah Alexander
	Title:	Executive Vice President, General Counsel and Secretary

THE BANK OF NOVA SCOTIA TRUST COMPANY
By:	/s/ M. Anthony Lalonde
	Name:	M. Anthony Lalonde
	Title:	Chief Compliance Officer